Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-126938
April 13, 2007

GRAMERCY CAPITAL CORP.
SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

Final Term Sheet

Issuer: Gramercy Capital Corp.

Security: 8.125% Series A Cumulative Redeemable Preferred Stock

CUSIP: 384871307

Size: 4,000,000 shares                  Over-allotment option: 600,000 shares

Type of security: SEC Registered—Registration Statement No. 333-126938; preliminary prospectus supplement dated April 12, 2007

Public offering price: $25.00 per share; $100,000,000 total

Underwriting discount: $0.7875 per share; $3,150,000 total ($3,622,500 if over-allotment option is exercised in full)

Proceeds to the Company, before expenses: $24.2125 per share; $96,850,000 total ($111,377,500 if over-allotment option is exercised in full)

Expected net proceeds after deducting underwriting discount and estimated transaction expenses payable by the Company: $96,450,000 ($110,977,500 if over-allotment option is exercised in full).

Sole Bookrunner:	Wachovia Capital Markets, LLC	3,300,000 shares

Co-Managers:	Bear, Stearns & Co. Inc.	400,000 shares
	Oppenheimer & Co. Inc.	300,000 shares

Dividend rate: 8.125% per annum of the liquidation preference; $2.03125 per annum per share, cumulative from, but excluding, April 18, 2007 (subject to the potential dividend rate step-up to 9.125% per annum as described in the prospectus supplement)

Optional Redemption: On or after April 18, 2012 (subject to the special optional redemption right described in the prospectus supplement)

Settlement and delivery date: April 18, 2007

Selling concession: Not to exceed $0.50 per share

Reallowance to other dealers: Not to exceed $0.45 per share

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement dated April 12, 2007 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement together with the prospectus supplement and other documents the issuer has filed with the

SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and prospectus supplement if you request it from Wachovia Capital Markets, LLC by calling toll-free 866-289-1262.